BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783


03050505


BAA

02 May 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 2 May 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Signed

Name

Date

BAA

For immediate release, Friday 2 May, 2003

BAA REAFFIRMS £8.4 BILLION AIRPORT INVESTMENT PROGRAMME

BAA plc, the world's leading airport company today issues its £8.4 billion London airports' capital investment programme (at current prices) for the 11 year period, 2003/04 to 2013/14, for consultation with its airline partners. The plans are designed to increase the capacity and quality of the three regulated London airports' facilities and build the fifth terminal for Heathrow.

BAA has permission to increase capacity at Heathrow and Gatwick and in the last year gained permission to grow Stansted. Annual passenger numbers for the next 11 years, are forecast to grow from 109.3 million today, to 157.6 million in 2013/14. The Gulf War and SARS are not expected to cause any significant medium to long term changes in traffic forecasts.

The programme is designed to provide quality facilities to accommodate this growth and comprises an investment of £6.6 billion at Heathrow, to include £3.2 billion on Terminal 5 and £3.4 billion on improvements to the existing terminals; £1 billion at Gatwick, to take the airport up to around 42 million passengers per annum, within the existing two terminal and one runway configuration; and around £800 million at Stansted, to develop the airport to around 25 million passengers per annum.

Commenting on the programme, BAA's chief executive designate Mike Clasper said; "We are fulfilling our promise to invest heavily in the quality and capacity of our airports for our passengers and airline partners, establishing the airlines' priorities through this consultation. We are fully delivering on the commitments



we made during our regulatory review. We are already hard at work on the Heathrow Terminal 5 site and are on track to deliver a state-of-the-art terminal on time and to budget in 2008."

Examples of the main investments:

Heathrow

- Around £3.2 billion on Terminal 5 and associated transport links, with Phase One opening in Spring 2008.
- Around £1.2 billion in the central terminal area and Terminal 4 to include accommodating airline alliances in the central Terminal area, integration with Terminal 5 airside road tunnel connecting the central terminal area to some remote stands.
- Around £245 million investment in Terminal 1 'Future Concepts', to adapt Terminal 1 to handle long haul flights, including an extension, and terminal and pier developments.
- Up to around £600 million investment in the A380; adapting Heathrow to handle the new super jumbo, to include pier reconfigurations, runway and taxiway upgrades, larger stands and terminal upgrades.
- Around £580 million in baggage handling improvements.

Gatwick

- BAA is investing £1 billion on the progressive build out of Gatwick to the full capacity of the existing runway, around 42 million passengers per annum, the timing and specification of which will be dependent on the evolving traffic mix.
- Work includes the early completion of the £68 million Pier 6 to improve pier service in North Terminal.
- Around £23 million to extend South Terminal arrivals.
- Around £90 million for segregating arriving and departing passengers for improved security.

Stansted

- £800 million over the next 11 years to continue developing the airport to handle 25 million passengers a year. This investment includes terminal enhancements, apron and taxiway enhancements, a stand by runway for emergency use only and a public transport interchange.

For more information on BAA plc see www.baa.com

-Ends-

Media enquiries: **Caroline Corfield / Samantha Birmingham, BAA plc**
Tel: +44 (0) 20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0) 20 7932 6992

Long term traffic forecasts 2003/04 – 2013/14

Passengers per annum, millions	Heathrow	Gatwick	Stansted	Total South East
2002/03 (Actual)	63.0	29.6	16.7	109.3
2003/04	65.5	30.7	18.0	114.2
2004/05	67.0	32.8	19.8	119.6
2005/06	68.5	34.4	21.2	124.1
2006/07	70.5	35.8	22.0	128.3
2007/08	72.0	37.3	22.7	132.0
2008/09	75.5	38.3	23.4	137.2
2009/10	79.0	39.2	24.3	142.5
2010/11	81.0	40.0	25.2	146.2
2011/12	83.0	40.8	26.2	150.0
2012/13	85.0	41.5	27.2	153.7
2013/14	87.0	42.2	28.4	157.6

BAA Capital Investment Programme 2003

£M (2003 prices)	Heathrow	Gatwick	Stansted	Total South East
2003/04	897.1	106.5	39.1	1,042.7
2004/05	942.5	110.3	79.0	1,131.8
2005/06	966.6	82.7	70.3	1,119.6
2006/07	769.4	104.1	84.6	958.1
2007/08	801.1	149.1	85.6	1,035.8
2008/09	462.3	125.0	94.3	681.6
2009/10	490.9	95.5	65.5	651.9
2010/11	436.7	95.9	68.5	601.1
2011/12	287.5	58.8	95.8	442.1
2012/13	265.4	51.1	63.9	380.4
2013/14	300.0	50.0	40.0	390.0
TOTAL	**6,619.5**	**1,029.0**	**786.6**	**8,435.1**